Amf
11-28-2003

SECURI [redacted] IMMISSION

03052817

CM

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SEC FILE NUMBER
8-01523

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2002 (MM/DD/YY) AND ENDING 09/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Southwest Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 North St. Paul Street, Suite 800
(No. and Street)

NOV 25 2003

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Muschalek (214) 953-4000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

301 Commerce St.,2500 City Center Tower II,	Fort Worth,	Texas	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 880300 0831

OATH OR AFFIRMATION

I, John R. Muschalek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Southwest Company, as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DANA JUERGENSEN
MY COMMISSION EXPIRES
September 18, 2007

Signature

Senior Vice President

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SOUTHWEST COMPANY AND SUBSIDIARIES

Consolidated Statement of Financial Condition

September 30, 2003

Assets

Cash and cash equivalents	$	13,471,575
Cash and securities segregated for regulatory purposes		29,000,000
Receivable from brokers, dealers, and clearing organizations		211,892,364
Receivable from customers - secured		65,120,503
Securities:		
Marketable		7,290,303
Not readily marketable		24,604
Furniture, equipment, and leaseholds, net		3,807,039
Goodwill, net		3,527,657
Other assets and deferred charges, net		7,560,191
Deferred income taxes, net		2,426,413
	$	344,120,649

Liabilities and Stockholder's Equity

Liabilities:		
Drafts payable	$	6,954,579
Payable to brokers, dealers, and clearing organizations		176,164,337
Payable to customers		77,886,502
Other liabilities and deferred credits		35,492,807
		296,498,225
Commitments and contingent liabilities		
Stockholder's equity:		
Common stock at $.01 par value. Authorized 1,000,000 shares; issued and outstanding 200,007 shares		2,000
Additional paid-in capital		24,916,736
Retained earnings		22,703,688
Total stockholder's equity		47,622,424
	$	344,120,649

The accompanying notes are an integral part of these consolidated financial statements.